As Filed Pursuant to Rule 424(b)(4)
under the Securities Act of 1933
Registration No. 333-160816

PROSPECTUS

14,400,000 Shares

Common Stock

We are offering 14,400,000 shares of our common stock, par value $0.01 per share. Our common stock is traded on the NASDAQ Global Market under the symbol “FCAL.” On March 18, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $2.76 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$2.50	$36,000,000
Underwriting discounts and commissions	$0.15	$2,160,000
Proceeds to First California Financial Group, Inc. (before expenses)	$2.35	$33,840,000

Keefe, Bruyette & Woods also may purchase up to an additional 2,160,000 shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

Keefe, Bruyette & Woods expects to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about March 24, 2010.

Keefe, Bruyette & Woods

The date of this prospectus is March 18, 2010.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements about the financial condition, results of operations and business of the Company. These statements may include statements regarding the projected performance of the Company for the period following the completion of the offering. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “will,” “plans” or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities:

•	revenues are lower than expected;

•	credit quality deterioration which could cause an increase in the provision for credit losses;

•	competitive pressure among depository institutions increases significantly;

•	changes in consumer spending, borrowings and savings habits;

•	our ability to successfully integrate acquired entities or to achieve expected synergies and operating efficiencies within expected time-frames or at all;

•	technological changes;

•	the cost of additional capital is more than expected;

•	a change in the interest rate environment reduces interest margins;

•	asset/liability repricing risks and liquidity risks;

•	general economic conditions, particularly those affecting real estate values, either nationally or in the market areas in which we do or anticipate doing business, are less favorable than expected;

•	legislative or regulatory requirements or changes adversely affecting our business;

•	a slowdown in construction activity;

•	the effects of and changes in monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve, or the Federal Reserve Board or FRB;

•	recent volatility in the credit or equity markets and its effect on the general economy;

•	demand for the products or services of First California and the Bank, as well as their ability to attract and retain qualified people;

•	the costs and effects of legal, accounting and regulatory developments; and

•	regulatory approvals for acquisitions cannot be obtained on the terms expected or on the anticipated schedule.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Actual results of the Company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Accordingly, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

We urge investors to review carefully the section of this prospectus entitled “Risk Factors” in evaluating the forward-looking statements contained in this prospectus. Unless required by law, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus, unless the information specifically indicates that another date applies. First California Financial Group, Inc.’s business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “First California Financial Group, Inc.,” “First California,” the “Company,” “we,” “us,” “our,” or similar references, mean First California Financial Group, Inc. References to “First California Bank” or the “Bank” mean our wholly owned banking subsidiary. References to the “mergers” mean the merger of National Mercantile Bancorp with and into First California and the merger of FCB Bancorp with and into First California, collectively.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning First California can also be inspected at the offices of First California at 3027 Townsgate Road, Suite 300, Westlake Village, California 91361 and can also be retrieved by accessing our website (www.fcalgroup.com). Information on our website is not part of this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on February 17, 2010; and

•	Our Current Reports on Form 8-K filed with the SEC on February 5, 2010 and March 4, 2010.

We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephoning us at the address set forth below.

First California Financial Group, Inc.

Attention: Corporate Secretary

3027 Townsgate Road, Suite 300

Westlake Village, California 91361

(805) 322-9655

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the common stock is appropriate for you.

About First California Financial Group, Inc.

First California is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. First California’s primary function is to coordinate the general policies and activities of its bank subsidiary, First California Bank, as well as to consider from time to time other legally available investment opportunities.

First California was incorporated under the laws of the State of Delaware on June 7, 2006. The Company was formed as a wholly owned subsidiary of National Mercantile Bancorp, a California corporation, or National Mercantile, for the purposes of facilitating the merger of National Mercantile and FCB Bancorp, a California corporation, or FCB. On March 12, 2007, National Mercantile merged with and into First California, and immediately thereafter, FCB merged with and into First California. As a result of the mergers, the separate corporate existence of National Mercantile and FCB ceased, and First California succeeded, and assumed all the rights and obligations of, National Mercantile, whose principal assets were the capital stock of two bank subsidiaries, Mercantile National Bank, or Mercantile, and South Bay Bank, N.A., or South Bay, and the rights and obligations of FCB, whose principal assets were the capital stock of First California Bank. On June 18, 2007, First California integrated its bank subsidiaries into First California Bank.

First California Bank is a full-service commercial bank headquartered in Westlake Village, California. First California Bank is chartered under the laws of the State of California and is subject to supervision by the California Department of Financial Institutions. The Federal Deposit Insurance Corporation, or FDIC, insures its deposits up to the maximum legal limit.

At December 31, 2009, we had total assets of $1.5 billion, gross loans of $939.2 million, deposits of $1.1 billion, and shareholders’ equity of $157.2 million.

Our common stock is traded on the NASDAQ Global Market under the symbol “FCAL.” Our principal executive offices are located at 3027 Townsgate Road, Suite 300, Westlake Village, California 91361. Our telephone number is (805) 322-9655.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 5 of this prospectus, as well as other information included in this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	First California Financial Group, Inc.

Common stock offered	14,400,000 shares of common stock, par value $0.01 per share.

Over-allotment option	We have granted the underwriter an option to purchase up to an additional 2,160,000 shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Common stock outstanding after this offering	26,022,048 shares of common stock.(1)(2)

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including funding working capital requirements, supporting growth of First California’s banking business from internal growth and from whole bank or failed bank acquisitions, and regulatory capital needs related to any such growth and acquisitions. We also may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for similar general corporate purposes.

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Global Market under the symbol “FCAL.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 11,622,048 shares of common stock outstanding as of March 18, 2010.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes:

•	2,160,000 shares of common stock issuable pursuant to the exercise of the underwriter’s over-allotment option;

•	1,280,589 shares of common stock issuable under our stock compensation plans;

•	302,538 shares of common stock issuable upon the conversion of the Series A Preferred Stock; and

•	599,042 shares of common stock issuable upon the exercise of the warrant held by the U.S. Treasury.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our consolidated statement of operations data for the years ended December 31, 2009 and 2008 and our consolidated balance sheet and other data as of December 31, 2009 and 2008.

The summary consolidated statement of operations data for the years ended December 31, 2009 and 2008, and the summary consolidated balance sheet data as of December 31, 2009 and 2008, have been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus. Historical results are not necessarily indicative of the results to be expected for any future period.

You should read the following summary financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus.

	For the Year Ended December 31,
	2009	2008

	(Amounts and numbers in thousands except share and per share amounts)
Statement of Operations Data:
Interest Income	$64,941	$63,235
Interest Expense	19,887	22,453

Net Interest Income	45,054	40,782
Provision for Loan Losses	16,646	1,150
Non-interest Income	10,034	5,381
Non-interest Expenses	46,856	35,105

Income (Loss) Before Provision for Income Taxes	(8,414)	9,908
Provision (Benefit) for Income Taxes	(3,753)	3,542

Net Income (Loss)	$(4,661)	$6,366

Less Preferred Stock Dividend Declared	(1,132)	—

Net Income (Loss) Available to Common Shareholders	$(5,793)	$6,366

Basic Earnings (Loss) Per Common Share	$(0.50)	$0.56

Diluted Earnings (Loss) Per Common Share	$(0.50)	$0.54

Weighted Average Common Shares
Basic	11,604,648	11,457,231
Diluted	11,604,648	11,844,049

	As of December 31,
	2009	2008
	(Amounts and numbers in thousands except ratios)
Balance Sheet Data:
Total Assets	$1,459,821	$1,178,045
Securities Available-for-Sale, at Fair Value	349,645	202,462
Loans Held-for-Sale	—	31,401
Loans, Net	922,741	780,373
Total Deposits	1,124,715	817,595
Federal Home Loan Bank Advances	98,500	122,000
Junior Subordinated Debentures	26,753	26,701
Total Shareholders’ Equity	157,226	158,923
Equity-to-Assets Ratio(1)	10.77%	13.49%
Financial Performance:
Net Income (Loss) to Beginning Equity	(2.93)%	4.65%
Net Income (Loss) to Average Equity (ROAE)	(2.91)%	4.59%
Net Income (Loss) to Average Assets (ROAA)	(0.32)%	0.56%
Net Interest Margin (TE)(2)	3.53%	4.08%
Efficiency Ratio(3)	93.03%	73.43%
Credit Quality:
Allowance for Loan Losses	$16,505	$8,048
Allowance/Total Loans	1.76%	1.02%
Total Non-Accrual Loans	$39,958	$8,475
Non-Accrual Loans/Average Loans	4.35%	1.08%
Net Charge-offs	$8,189	$930
Net Charge-offs/Average Loans	0.89%	0.12%
Regulatory Capital Ratios
For the Company:
Total Capital to Risk Weighted Assets	12.69%	16.62%
Tier 1 Capital to Risk Weighted Assets	11.43%	15.70%
Tier 1 Capital to Average Assets	8.52%	12.77%
For the Bank:
Total Capital to Risk Weighted Assets	12.17%	12.27%
Tier 1 Capital to Risk Weighted Assets	10.92%	11.35%
Tier 1 Capital to Average Assets	8.08%	9.26%

(1)	Total shareholders’ equity divided by total assets.

(2)	Net interest income (tax equivalent) divided by total average earning assets.

(3)	Non-interest expense, excluding amortization of intangibles, divided by the sum of net interest income and non-interest income (excluding gains or losses from securities transactions).

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Related to Our Business

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

The global, U.S. and California economies are experiencing significantly reduced business activity and consumer spending as a result of, among other factors, disruptions in the capital and credit markets during the past year. Dramatic declines in the housing market during the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. A sustained weakness or weakening in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse effects on our business:

•	a decrease in the demand for loans or other products and services offered by us;

•	a decrease in the value of our loans or other assets secured by consumer or commercial real estate;

•	a decrease to deposit balances due to overall reductions in the accounts of customers;

•	an impairment of certain intangible assets or investment securities;

•	a decreased ability to raise additional capital on terms acceptable to us or at all; or

•

an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs and provision for credit losses, which would reduce our earnings

Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Recent and future legislation and regulatory initiatives to address current market and economic conditions may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy.

Recent and future legislative and regulatory initiatives to address current market and economic conditions, such as the Emergency Economic Stabilization Act of 2008, or the EESA, or the American Recovery and Reinvestment Act of 2009, or the ARRA, may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. EESA was enacted in October 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Treasury and banking regulators have implemented, and likely will continue to implement, various other programs under this legislation to address capital and liquidity issues in the banking system, including the Troubled Asset Relief Program, or TARP, the Troubled Asset Relief Program—Capital Purchase Program, or the CPP, President Obama’s Financial Stability Plan announced in February 2009, the ARRA and the FDIC’s Temporary Liquidity Guarantee Program, or the TLGP. There can be no assurance as to the actual impact that any of the recent, or future, legislative and regulatory initiatives will have on the financial markets and the overall economy. Any failure of these initiatives to help stabilize or improve the financial markets and the economy, and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. The volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Additional requirements under our regulatory framework, especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect us.

Recent government efforts to strengthen the U.S. financial system, including the implementation of ARRA, EESA, the TLGP and special assessments imposed by the FDIC, subject participants to additional regulatory fees and requirements, including corporate governance requirements, executive compensation restrictions, restrictions on declaring or paying dividends, restrictions on share repurchases, limits on executive compensation tax deductions and prohibitions against golden parachute payments. These requirements, and any other requirements that may be subsequently imposed, may have a material and adverse affect on our business, financial condition, and results of operations.

Our growth presents certain risks, including a possible decline in credit quality or capital adequacy.

The asset growth experienced by National Mercantile and FCB in the years prior to the mergers and by First California after the mergers presents certain risks. While we believe we have maintained good credit quality notwithstanding such growth, rapid growth is frequently associated with a decline in credit quality. Accordingly, continued asset growth could lead to a decline in credit quality in the future. In addition, continued asset growth could cause a decline in capital adequacy for regulatory purposes, which could in turn cause us to have to raise additional capital in the future to maintain or regain “well capitalized” status as defined under applicable banking regulations.

Our performance and growth are dependent on maintaining a high quality of service for our customers, and will be impaired by a decline in our quality of service.

Our growth will be dependent on maintaining a high quality of service for customers of First California. As a result of the mergers and the corresponding growth, it may become increasingly difficult to maintain high service quality for our customers. This could cause a decline in our performance and growth with respect to net income, deposits, assets and other benchmarks.

The fair value of our investment securities can fluctuate due to market conditions out of our control.

Our investment securities portfolio is comprised mainly of U.S. government agency mortgage-backed securities, U.S. government agency and private-label collateralized mortgage obligations and municipal securities. At December 31, 2009, gross unrealized losses on our investment portfolio were $10.7 million. The majority of unrealized losses at December 31, 2009 were related to a type of mortgage-backed security also known as private-label collateralized mortgage obligations. As of December 31, 2009, the fair value of these securities was $25.5 million, representing 7 percent of our securities portfolio. We also own one pooled trust preferred security, rated triple-A at purchase, with an amortized cost basis of $4.8 million and an unrealized loss of $2.4 million at December 31, 2009. This unrealized loss is primarily caused by a severe disruption in the market for these securities.

Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include but are not limited to rating agency downgrades of the securities, defaults by the issuer or with respect to the underlying securities, changes in market interest rates and continued instability in the credit markets. Any of these mentioned factors could cause an other-than-temporary impairment in future periods and result in a realized loss.

If borrowers and guarantors fail to perform as required by the terms of their loans, we will sustain losses.

A significant source of risk for First California arises from the possibility that losses will be sustained if our borrowers and guarantors fail to perform in accordance with the terms of their loans and guaranties. This risk increases when the economy is weak. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.

In accordance with accounting principles generally accepted in the United States, we maintain an allowance for loan losses to provide for probable loan and lease losses. Our allowance for loan losses may not be adequate to cover actual loan and lease losses, and future provisions for credit losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal and state regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover probable losses, it is possible that we will further increase the allowance for loan losses or that regulators will require increases. Either of these occurrences could materially and negatively affect our earnings.

The banking business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest margin is affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We may not be able to minimize our interest rate risk. In addition, while an increase in the general level of interest rates may increase our net interest margin and loan yield, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest margin, asset quality, loan origination volume and overall profitability.

We face strong competition from financial services companies and other companies that offer banking services which could negatively affect our business.

We conduct our banking operations primarily in Los Angeles, Orange, Riverside, San Bernardino, San Diego and Ventura counties, California. Increased competition in these markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs and conduct extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalizations and financial intermediaries not subject to bank regulatory restrictions have larger lending limits than we have and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios and our results of operations and financial condition may otherwise be adversely affected.

Changes in economic conditions, in particular an economic slowdown in Southern California, could materially and negatively affect our business.

Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. Any further deterioration in economic conditions, whether caused by national or local concerns, in particular any further economic slowdown in Southern California, could result in the following consequences, any of which could hurt our business materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for our products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans. The State of California and certain local governments in our market area continue to face fiscal challenges upon which the long-term impact on the State’s or the local economy cannot be predicted.

A portion of the Company’s loan portfolio consists of construction and land development loans in Southern California, which have greater risks than loans secured by completed real properties.

At December 31, 2009, First California had outstanding construction and land development loans in Southern California in the amount of $86.6 million, representing 9% of its loan portfolio. These types of loans generally have greater risks than loans on completed homes, multifamily properties and commercial properties. A construction loan generally does not cover the full amount of the construction costs, so the borrower must have adequate funds to pay for the balance of the project. Price increases, delays and unanticipated difficulties can materially increase these costs. Further, even if completed, there is no assurance that the borrower will be able to sell the project on a timely or profitable basis, as these are closely related to real estate market conditions, which can fluctuate substantially between the start and completion of the project. If the borrower defaults prior to completion of the project, the value of the project will likely be less than the outstanding loan, and we could be required to complete construction with our own funds to minimize losses on the project.

Further disruptions in the real estate market could materially and negatively affect our business.

There has been a slow-down in the real estate market due to negative economic trends and credit market disruption, the impacts of which are not yet completely known or quantified. At December 31, 2009, approximately 74% of our loans are secured by real estate. Any further downturn in the real estate market could materially and adversely affect our business because a significant portion of our loans is secured by real estate. Our ability to recover on defaulted loans by selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. An increase in losses on defaulted loans may have a material impact on our financial condition and results of operations, by reducing income, increasing expenses, and leaving less cash available for lending and other activities.

Substantially all real property collateral for the Company is located in Southern California. Real estate values have declined recently, particularly in California. If real estate sales and appreciation continue to weaken, especially in Southern California, the collateral for our loans would provide less security. Real estate values could be affected by, among other things, an economic recession or slowdown, an increase in interest rates, earthquakes, brush fires, flooding and other natural disasters particular to California.

We are subject to extensive regulation which could adversely affect our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Given the current disruption in the financial markets and potential new regulatory initiatives, including the Obama administration’s recent financial regulatory reform proposal, new regulations and laws that may affect us are increasingly likely. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed laws, rules and regulations that, if adopted, would impact our operations. For example, the U.S. House of Representatives has passed legislation that would, among other things, create a Consumer Financial Protection Agency that would have broad powers to regulate consumer financial services and products, create a Financial Stability Oversight Council with regulatory authority over certain financial companies and activities, and would give shareholders a “say on pay” regarding executive compensation. The Federal Reserve has also issued proposed guidance on incentive compensation to ensure that banking organizations’ incentive compensation policies do not undermine the safety and soundness of their organizations. Proposed laws, rules and regulations, or any other laws, rules or regulations may be adopted in the future, which could (1) make compliance much more difficult or expensive, (2) restrict our ability to originate, broker or sell loans or accept certain deposits, (3) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us, or (4) otherwise adversely affect our business or prospects for business. In addition, it is likely that we will be required to pay significantly higher FDIC premiums in the future because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

Additionally, in order to conduct certain activities, including acquisitions, we are required to obtain regulatory approval. There can be no assurance that any required approvals can be obtained, or obtained without conditions or on a timeframe acceptable to us. For more information, please see the section entitled “Item 1. Business—Supervision and Regulation” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference into this prospectus.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our internal operations are subject to a number of risks.

We are subject to certain operational risks, including, but not limited to, data processing system failures and errors, customer or employee fraud, security breaches of our computer systems and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls and uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

We face reputation and business risks due to our interactions with business partners, service providers and other third parties.

We rely on third parties in a variety of ways, including to provide key components of our business infrastructure or to further our business objectives. These third parties may provide services to us and our clients or serve as partners in business activities. We rely on these third parties to fulfill their obligations to us, to accurately inform us of relevant information and to conduct their activities professionally and in a manner that reflects positively on us. Any failure of our business partners, service providers or other third parties to meet their commitments to us or to perform in accordance with our expectations could harm our business and operations, financial performance, strategic growth or reputation.

We face risks in connection with our strategic undertakings.

If appropriate opportunities present themselves, we may engage in strategic activities, which may include acquisitions, investments, asset purchases or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

In order to finance future strategic undertakings, we might obtain additional equity or debt financing. Such financing might not be available on terms favorable to us, or at all. If obtained, equity financing could be dilutive and the incurrence of debt and contingent liabilities could have a material adverse affect on our business, results of operations and financial condition.

Our ability to execute strategic activities successfully will depend on a variety of factors. These factors likely will vary based on the nature of the activity but may include our success in integrating the operations, services, products, personnel and systems of an acquired company into our business, operating effectively with any partner with whom we elect to do business, retaining key employees, achieving anticipated synergies, meeting management’s expectations and otherwise realizing the undertaking’s anticipated benefits. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny. If we do not successfully execute a strategic undertaking, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in an impairment of goodwill charge to us, which would adversely affect our results of operations.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

We depend heavily on the services of our President and Chief Executive Officer, C. G. Kum, our Executive Vice President and Chief Financial Officer, Romolo C. Santarosa and a number of other key management personnel. The loss of any of their services or that of other key personnel could materially and adversely affect our future results of operations and financial condition. Our success also depends in part on our ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the banking industry and we may not be successful in attracting or retaining the personnel we require.

We may incur impairments to goodwill.

We assess goodwill for impairment on an annual basis or at interim periods if an event occurs or circumstances change which may indicate a change in the implied fair value of the goodwill. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. It is our practice to perform the annual impairment assessment at the end of our fiscal year and to use independent data to assist us in determining the fair value of the Company and in determining appropriate market factors to be used in the fair value calculations.

At December 31, 2009 the annual assessment resulted in the conclusion that goodwill was not impaired. A significant decline in our stock price, a significant decline in our expected future cash flows, a significant change in the fair values of our assets and liabilities, a significant adverse change in the business climate or slower growth rates could result in impairment of our goodwill. If we were to conclude that a future write-down of our goodwill is necessary, then we would record the appropriate non-cash charge, which could have an adverse effect on our operating results and financial position.

We are a holding company and depend on our banking subsidiary for dividends, distributions and other payments.

We are a holding company that conducts substantially all our operations through our banking subsidiary, First California Bank. As a result, our ability to make dividend payments on our common and preferred stock and debt service payments depends upon the ability of First California Bank to make payments, distributions and loans to us. The ability of First California Bank to make payments, distributions and loans to us is limited by, among other things, its earnings, its obligation to maintain sufficient capital, and by applicable regulatory restrictions. For example, if, in the opinion of an applicable regulatory authority, First California Bank is engaged in or is about to engage in an unsafe or unsound practice, which could include the payment of dividends under certain circumstances, such authority may take actions requiring that First California Bank refrain from the practice. Additionally, under applicable California law, First California Bank generally cannot make any distribution (including a cash dividend) to its stockholder, us, in an amount which exceeds the lesser of: (1) the retained earnings of First California Bank and (2) the net income of First California Bank for its last three fiscal years, less the amount of any distributions made by First California Bank to its stockholder during such period. If First California Bank is not able to make payments, distributions and loans to us, we may not be unable to pay dividends on our common and preferred stock or make debt service payments.

The imposition of certain restrictions on our executive compensation as a result of our decision to participate in the CPP may have material adverse effects on our business and results of operations.

As a result of our election to participate in the CPP, we must adopt the Treasury’s standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the CPP. These standards would generally apply to our Chief Executive Officer, our Chief Financial Officer and the three next most highly compensated executive officers (collectively, the “senior executive officers”). The standards include: (i) ensuring that incentive compensation for senior executive officers does not encourage unnecessary and excessive risks that threaten the value of our Company and the Bank, (ii) requiring a clawback of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate, (iii) prohibiting golden parachute payments to a senior executive officer, and (iv) our agreement not to deduct for tax purposes compensation paid to a senior executive officer in excess of $500,000. In particular, the change to the deductibility limit on executive compensation may increase our income tax expense in future periods if compensation to a senior executive officer exceeds $500,000. In conjunction with its purchase of the series B cumulative perpetual preferred stock, the Treasury acquired a warrant to purchase 599,042 shares of our common stock. A portion of the warrant is immediately exercisable and has a term of 10 years. Therefore, we could potentially be subject to the executive compensation and corporate governance restrictions for a ten-year period as a result of our participation in the CPP.

If we are unable to redeem the Series B Preferred Stock within five years, the cost of this capital to us will increase substantially.

If we are unable to redeem the series B cumulative perpetual preferred stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $1.25 million annually) to 9.0% per annum (approximately $2.25 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the series B cumulative perpetual preferred stock could have a material negative effect on our liquidity and our earnings available to common stockholders.

Risks Related to Our Common Stock

Certain preferences and rights of preferred stockholders of First California may negatively affect the rights of holders of First California common stock.

First California’s certificate of incorporation authorizes its Board of Directors to issue up to 2,500,000 shares of preferred stock and to determine the rights, preferences, powers and restrictions granted or imposed upon any series of preferred stock without prior stockholder approval. The preferred stock that may be authorized could have preference over holders of First California common stock with respect to dividends and other distributions upon the liquidation or dissolution of First California. If First California’s Board of Directors authorizes the issuance of additional series of preferred shares having a voting preference over common stock, such issuances may inhibit or delay the approval of measures supported by holders of common stock that require stockholder approval and consequently may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and Board of Directors. Accordingly, such issuance could substantially impede the ability of public stockholders to benefit from a change in control or change of our management and Board of Directors and, as a result, may adversely affect the market price of our common stock and the stockholders’ ability to realize any potential change of control premium.

Currently, in the event of a voluntary or involuntary liquidation or dissolution, holders of series A convertible perpetual preferred stock of First California are entitled to receive a liquidation preference of $1,000 plus an amount equal to 8.5% per annum of the $1,000, which is deemed to have commenced accrual on December 10, 2001. Also, holders of series B cumulative perpetual preferred stock of First California are entitled to receive a liquidation preference of $1,000 plus an accrued amount equal to 5.0% per annum of the $1,000, if any. These amounts are payable out of the assets of First California before any distribution to holders of common stock. If the number of preferred shares having a similar liquidation preference increases, the chance that holders of common stock may receive a smaller distribution upon liquidation or dissolution may be higher.

Certain regulations and restrictions will affect our ability to declare or pay dividends and repurchase our shares.

As a result of our participation in the CPP, our ability to declare or pay dividends on any of our common stock has been limited. Specifically, we are not able to declare dividend payments on our common, junior preferred or pari passu preferred stock if we are in arrears on the dividends on our series B cumulative perpetual preferred stock. Further, we are not permitted to pay dividends on our common stock without the Treasury’s approval until the third anniversary of the investment unless the series B cumulative perpetual preferred stock has been redeemed or transferred. In addition, our ability to repurchase our shares has been restricted. The Treasury’s consent generally will be required for us to make any stock repurchases until the third anniversary of the investment by the Treasury unless the series B cumulative perpetual preferred stock has been redeemed or transferred. Further, common, junior preferred or pari passu preferred stock may not be repurchased if we are in arrears on the series B cumulative perpetual preferred stock dividends to the Treasury.

In addition, in February 2010, the Board of Directors of First California and the Federal Reserve Bank of San Francisco, or the Reserve Bank, entered into an informal agreement, or the informal agreement, between the Company and the Reserve Bank. The informal agreement requires the Board of Directors to take all appropriate steps to fully utilize its financial and managerial resources to assist the Company and the Bank in functioning in a safe and sound manner pursuant to Regulation Y of the Board of Governors of the Federal Reserve System. It also restricts the ability of the Company to: (a) receive dividends or any other form of payment or distribution representing a reduction of capital from the Bank without the prior written approval from the Reserve Bank; (b) declare or pay dividends, make any payments on trust preferred securities, or make any other capital distributions, without the prior written approval of the Reserve Bank; (c) directly or indirectly incur, renew, increase or guarantee any debt, without prior written approval of the Reserve Bank; (d) directly or indirectly issue any trust preferred securities without the prior written approval of the Reserve Bank; and (e) purchase, redeem, or otherwise acquire, directly or indirectly, any of its stock without the prior written approval of the Reserve Bank.

Our ability to pay dividends to holders of our common stock may be restricted by Delaware law and under the terms of indentures governing the trust preferred securities we have issued.

Our ability to pay dividends to our stockholders is restricted in specified circumstances under indentures governing the trust preferred securities we have issued, and we may issue additional securities with similar restrictions in the future. See “Dividend Policy” for more information on these restrictions. In addition, our ability to pay any dividends to our stockholders is subject to the restrictions set forth under Delaware law. We cannot assure you that we will meet the criteria specified under these agreements or under Delaware law in the future, in which case we may not be able to pay dividends on our common stock even if we were to choose to do so.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell the common stock when you want to or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current stockholders, including sales of our common stock by existing stockholders and our directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	regulatory developments; and

•	developments related to the financial services industry.

Only a limited trading market exists for our common stock, which could lead to significant price volatility.

Our common stock was designated for listing on the NASDAQ Global Market in March 2007 under the trading symbol “FCAL” and trading volumes since that time have been modest. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that stockholders will be able to sell their shares.

The application of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions to us could subject us and/or our investors to material adverse restrictions.

As the agency responsible for resolving failed depository institutions, the FDIC has the discretion to determine whether a party is qualified to bid on a failed institution. On August 26, 2009, the FDIC adopted a Statement of Policy on Qualifications for Failed Bank Acquisitions, or the FDIC Policy. The FDIC Policy imposes restrictions and requirements on certain “private investors” and institutions, to the extent that those investors or institutions seek to acquire a failed institution from the FDIC.

Based on our understanding of current interpretations of the FDIC Policy, we do not believe the provisions of the FDIC Policy would apply to us. However, since issuing the FDIC Policy, the FDIC has changed its interpretations including in ways that have been perceived as expanding its application. We cannot assure you that the FDIC will not take a different position than ours or otherwise change its interpretations in a manner that would subject us and our investors to some or all of the provisions of the FDIC Policy.

For those institutions and investors to which it applies, the FDIC Policy imposes the following provisions, among others. First, institutions are required to maintain a ratio of Tier 1 common equity to total assets of at least 10% for a period of three years, and thereafter maintain a capital level sufficient to be well capitalized under regulatory standards during the remaining period of ownership of the investors. This amount of capital exceeds that required under otherwise applicable regulatory requirements. Second, investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, institutions are prohibited from extending credit to investors and to affiliates of investors. Fourth, investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions. Fifth, without FDIC approval, investors (other than certain types of mutual funds) are prohibited from selling or otherwise transferring their securities in an institution for a 3-year period following the time of certain acquisitions. Sixth, investors may not employ complex and functionally opaque ownership structure to invest in institutions. Seventh, investors that own 10% or more of the equity of a failed institution are not eligible to bid for that institution in an FDIC auction. Eighth, investors may be required to provide information to the FDIC, such as with respect to the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams, and their business models. Ninth, the FDIC Policy makes clear that it does not replace or substitute for any otherwise applicable regulation or statute.

Furthermore, if the FDIC Policy were to apply to us and we or our investors did not satisfy its conditions, including the prohibitions on selling or transferring their securities, the FDIC may not permit us to bid on failed depository institutions.

A holder with as little as a 5% interest in First California could, under certain circumstances, be subject to regulation as a “Bank Holding Company.”

Any entity (including a “group” composed of natural persons) owning 25% or more of the outstanding First California common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over First California, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended, or the BHCA. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHCA to acquire or retain 5% or more of the outstanding First California common stock and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of the outstanding First California common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in First California. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Concentrated ownership of our common stock creates risks for our stockholders, including a risk of sudden changes in our share price.

As of March 18, 2010, First California’s directors, executive officers and other affiliates of First California owned approximately 50% of First California’s outstanding common stock (not including vested option shares). As a result, if all of these stockholders were to take a common position, they would be able to significantly affect the election of directors, with respect to which stockholders are authorized to use cumulative voting, as well as the outcome of most corporate actions requiring stockholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of First California. In some situations, the interests of First California’s directors and executive officers may be different from other stockholders.

Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large stockholders of a significant portion of that stockholder’s holdings could have a material adverse effect on the market price of our common stock. Furthermore, a group of our large stockholders can also demand that we register their shares under certain circumstances. Any such increase in the number of our publicly registered shares may cause the market price of our common stock to decline or fluctuate significantly.

We do not expect to pay dividends on our common stock in the foreseeable future.

We have never paid a cash dividend on our common stock and we do not expect to pay a cash dividend in the foreseeable future. We presently intend to retain earnings and increase capital in furtherance of our overall business objectives. We will periodically review our dividend policy in view of the operating performance of the company, and may declare dividends in the future if such payments are deemed appropriate.

In February 2010, the Board of Directors of First California Financial Group, Inc. and the Reserve Bank entered into an informal agreement. The informal agreement restricts, among other things, the ability of the Company to declare or pay dividends or make any other capital distributions without the prior written approval of the Reserve Bank.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. On March 3, 2010, a proposal was approved by our stockholders to amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 25,000,000 shares to 100,000,000 shares. This increase in the number of our authorized shares of common stock provides us with the flexibility to consider and respond to future business opportunities and needs as they arise, including equity offerings, acquisitions, stock dividends, issuances under stock incentive plans and other corporate purposes. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $33.0 million (or approximately $38.1 million if the underwriter exercises its over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, including funding working capital requirements, supporting growth of First California’s banking business from internal growth and from whole bank or failed bank acquisitions, and regulatory capital needs related to any such growth and acquisitions. We also may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for similar general corporate purposes.

CAPITALIZATION

The following table sets forth our actual cash and due from banks, capitalization, per common share book values, and regulatory capital ratios, each as of December 31, 2009 and as adjusted to give effect to the issuance of the common stock offered hereby and the use of proceeds with respect thereto, as described in the “Use of Proceeds” section of this prospectus.

	As of December 31, 2009
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)
Cash and due from banks	$26,757	$59,772

Junior subordinated debentures	$26,753	$26,753
Shareholders’ equity
Preferred stock, authorized 2,500,000 shares, $0.01 par value
Series A – issued and outstanding 1,000 shares, actual and as adjusted	1,000	1,000
Series B – issued and outstanding 25,000 shares, actual and as adjusted	23,170	23,170
Common stock, authorized 25,000,000 shares, $0.01 par value; issued 11,969,294 shares, actual; issued 26,369,294 shares, as adjusted; outstanding 11,622,893 shares, actual; outstanding 26,022,893 shares, as adjusted(2)	118	262
Additional paid-in capital	136,635	169,506
Treasury stock, 346,401 shares at cost, actual and as adjusted	(3,061)	(3,061)
Retained earnings	5,309	5,309
Accumulated other comprehensive loss	(5,945)	(5,945)

Total shareholders’ equity	157,226	190,241

Total capitalization(3)	$183,979	$216,994

Per Common Share
Common book value per share	$11.45	$6.38
Tangible common book value per share	5.23	3.60
Regulatory Capital Ratios
For the Company:
Total capital to risk weighted assets	12.69%	15.73%
Tier 1 capital to risk weighted assets	11.43%	14.48%
Tier 1 capital to average assets	8.52%	10.61%
For the Bank:
Total capital to risk weighted assets	12.17%	15.05	%(4)
Tier 1 capital to risk weighted assets	10.92%	13.80	%(4)
Tier 1 capital to average assets	8.08%	10.04	%(4)

(1)	Assumes that 14,400,000 shares of our common stock are sold in this offering at $2.50 per share and that the net proceeds thereof are approximately $33.0 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriter’s over-allotment option is exercised in full, net proceeds will increase to approximately $38.1 million.
(2)	On March 3, 2010, a proposal was approved by our stockholders to amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 25,000,000 shares to 100,000,000 shares.

(3)	Includes shareholders’ equity and junior subordinated debentures.

(4)	Assumes $31.0 million of net proceeds are contributed as capital to the Bank.

PRICE RANGE OF COMMON STOCK

The common stock of First California began trading on the NASDAQ Global Market under the symbol “FCAL” on March 13, 2007. Prior to that time, the common stock of National Mercantile, First California’s predecessor, traded on the NASDAQ Capital Market under the symbol “MBLA”. The information in the following table indicates the high and low sales prices for First California’s common stock from January 1, 2008 to December 31, 2009, as reported by NASDAQ. Because of the limited market for First California’s common stock, these prices may not be indicative of the fair market value of the common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below.

	Common Stock
	High	Low
2010
First Quarter (through March 18, 2010)	$3.38	$2.54

2009
Fourth Quarter	$5.05	$2.50
Third Quarter	6.48	4.32
Second Quarter	8.45	3.89
First Quarter	7.75	3.62

2008
Fourth Quarter	$8.60	$4.71
Third Quarter	9.00	5.17
Second Quarter	9.15	5.50
First Quarter	9.25	7.11

At March 18, 2010, First California had 11,622,048 shares of common stock outstanding, held of record by approximately 433 stockholders. The number of beneficial owners for the common stock is higher, as many people hold their shares in “street” name. The last reported sales price of our common stock on the NASDAQ Global Market on March  18, 2010 was $2.76 per share.

DIVIDEND POLICY

From its inception and until the completion of the mergers in March 2007, First California was a “business combination shell company,” conducting no operations or owning or leasing any real estate or other property. Accordingly, First California did not pay any dividends to its sole stockholder, National Mercantile, prior to the mergers, nor has First California paid any dividends to its common stockholders since the completion of the mergers. Our common stockholders are entitled to receive dividends when and as declared by our Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the Delaware General Corporation Law, or the DGCL. The DGCL provides that a corporation may declare and pay dividends out of any surplus, and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that the payment will not reduce capital to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In addition, First California may not pay dividends on its capital stock if it is in default or has elected to defer payments of interest under its junior subordinated debentures. The Company cannot declare or pay a dividend on its common stock without the consent of the Treasury until the third anniversary of the date of the CPP investment, or December 19, 2011, unless prior to such third anniversary the senior preferred stock series B is redeemed in whole or the Treasury has transferred all of the senior preferred stock series B to third parties.

In February 2010, the Board of Directors of First California and the Reserve Bank entered into an informal agreement. The informal agreement restricts, among other things, the ability of the Company to declare or pay dividends or make any other capital distributions without the prior written approval of the Reserve Bank. We do not currently expect to pay a cash dividend to our common stockholders in the foreseeable future. We presently intend to retain earnings and increase capital in furtherance of our overall business objectives. We will periodically review our dividend policy in view of the operating performance of the company, and may declare dividends in the future if such payments are deemed appropriate.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Delaware General Corporation Law, federal law, our amended and restated certificate of incorporation, and our amended and restated by-laws, copies of which have been filed with the SEC and are also available upon request from us.

Common Stock

General

Our amended and restated certificate of incorporation provides the authority to issue 100,000,000 shares of common stock, par value $0.01 per share. At March 18, 2010, there were 11,622,048 shares of common stock issued and outstanding, held of record by approximately 433 stockholders. In addition, at March 18, 2010, 1,280,589 shares of our common stock were issuable under our stock compensation plans, and 302,538 shares of our common stock were issuable upon conversion of our Series A Preferred Stock. Our common stock is listed on the NASDAQ Global Market under the symbol “FCAL.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. The common stock has no preemptive, conversion or redemption rights or sinking fund provisions.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders except with respect to votes in elections of directors for which they are authorized to use cumulative voting. Cumulative voting for directors entitles the stockholder to cast a number of votes equivalent to their total shares of common stock owned multiplied by the number of directors to be elected. The stockholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit.

Liquidation Rights

In the event of First California’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all First California’s assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Dividends

Holders of our common stock are entitled to receive dividends when and as declared by our Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the DGCL. The DGCL provides that a corporation may declare and pay dividends out of any surplus, and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that the payment will not reduce capital to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In addition, First California may not pay dividends on its capital stock if it is in default or has elected to defer payments of interest under its junior subordinated debentures. The Company cannot declare or pay a dividend on its common stock without the consent of the Treasury until the third anniversary of the date of the CPP investment, or December 19, 2011, unless prior to such third anniversary the senior preferred stock series B is redeemed in whole or the Treasury has transferred all of the senior preferred stock series B to third parties. In addition, in February 2010, the Board of Directors of First California and the Reserve Bank entered into an informal agreement. The informal agreement restricts, among other things, the ability of the Company to declare or pay dividends or make any other capital distributions without the prior written approval of the Reserve Bank. The declaration and payment of future dividends to holders of our common stock will also depend upon our earnings and financial condition, the capital requirements of our subsidiaries, regulatory conditions and other factors as our Board of Directors may deem relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Preferred Stock

Our amended and restated certificate of incorporation provides the authority to issue 2,500,000 shares of preferred stock, par value $0.01 per share. Of the 2,500,000 shares of preferred stock, we have issued 1,000 shares of Series A Convertible Perpetual Preferred Stock, or Series A Preferred Stock, and 25,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, or Series B Preferred Stock.

Our amended and restated certificate of incorporation, subject to certain limitations, authorizes our Board of Directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its discretion with respect to the creation and issuance of preferred stock without stockholder approval, our Board of Directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

Series A Preferred Stock

In connection with the mergers, each of the 1,000 outstanding shares of National Mercantile Series B Convertible Perpetual Preferred Stock was converted into the right to receive one share of our Series A Preferred Stock.

Voting Rights

The holders of Series A Preferred Stock do not have the right to vote on any matter submitted to the stockholders except:

•

authorizing, creating or issuing any additional shares of Series A Preferred Stock or shares of any class or series of stock having any preference or priority superior to or on parity with the Series A Preferred Stock with respect to the payment of distribution of assets upon the dissolution or liquidation, voluntary or involuntary, of First California;

•	declaring or paying any dividend on its common stock or on any other class or series of capital stock of First California ranking junior to the Series A Preferred Stock;

•

repurchase, redeem or otherwise acquire for any consideration any share of its common stock or shares of any other class or series of capital stock of First California ranking junior to the Series A Preferred Stock; or

•

amending, altering or repealing any provisions of the amended and restated certificate of incorporation of First California, amending, altering or repealing any provisions of the certificate of designation of rights, preferences and privileges of Series A Preferred Stock, or adopting, amending, altering, or repealing any certificate of determination of rights and preferences with respect to any class or series of capital stock, in each case, so as to adversely affect the rights, preferences and privileges relating to Series A Preferred Stock or the holders thereof or waive any of the rights granted to the holders of the Series A Preferred Stock.

Liquidation Rights

In the event of a voluntary or involuntary liquidation or dissolution, holders of Series A Preferred Stock are entitled to receive a liquidation preference per share equal to $1,000 plus an amount equal to 8.5% per annum of the $1,000, which is deemed to have commenced accrual on December 10, 2001. This amount is payable out of the assets of First California before any distribution to holders of common stock.

Dividends

Except with respect to their liquidation preference, the holders of Series A Preferred Stock are not entitled to receive any dividends.

Redemption

Redemption of the Series A Preferred Stock is at the Company’s option subject to certain restrictions imposed by our Series B Preferred Stock. The per share redemption amount is equal to $1,000 plus an amount equal to 8.5% per annum of the $1,000, accrued from December 10, 2001 to the date of redemption. In the event that we elect to redeem any shares of Series A Preferred Stock, we must redeem all of the outstanding shares of Series A Preferred Stock.

Conversion

Each holder of Series A Preferred Stock has the right, exercisable at the option of the holder, to convert all or some of such holder’s shares of Series A Preferred Stock into common stock. The number of shares of common stock to be issued upon conversion of each share of Series A Preferred Stock is determined by dividing the sum of each share’s liquidation preference, including unpaid dividends, by the conversion price then in effect. The conversion price as of March 18, 2010 is $5.63 per share. As of March 18, 2010, the number of shares of our common stock that would be issued upon conversion of the Series A Preferred Stock is 302,538.

Series B Preferred Stock

On December 19, 2008, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 25,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share par value $0.01 per share, for a total purchase price of $25,000,000. The holders of the Series B Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series B Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The Series B Preferred Stock is non-voting, except in limited circumstances. Prior to December 5, 2011, unless we have redeemed all of the Series B Preferred Stock or the U.S. Treasury has transferred all of the Series B Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions. In addition, so long as any of our Series B Preferred Stock is outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding Series B Preferred Stock. We may not redeem the Series B Preferred Stock without requisite regulatory approval.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series B Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends.    If the dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series B Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two members of our Board of Directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Our amended and restated by-laws provide that in the event such voting right is triggered, the authorized number of directors on our Board of Directors will be increased by two members. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series B Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series B Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series B Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series B Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights.    So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by our amended and restated certificate of incorporation, the vote or written consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•

any amendment or alteration of the certificate of determination for the Series B Preferred Stock or our amended and restated certificate of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of the certificate of determination for the Series B Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or of a merger or consolidation by us with another entity, unless the shares of Series B Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series B Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series B Preferred Stock, each holder of Series B Preferred Stock will be entitled to one vote for each share of Series B Preferred Stock held.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series B Preferred Stock to effect the redemption.

Liquidation Rights

If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of Series B Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of Series B Preferred Stock will be entitled to receive the total liquidation amount out of our assets, if any, that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series B Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series B Preferred Stock and all holders of other shares of stock ranking equally with the Series B Preferred Stock, the amounts paid to the holders of Series B Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount of those holders. If the total liquidation amount per share of Series B Preferred Stock has been paid in full to all holders of Series B Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series B Preferred Stock will be entitled to receive all remaining assets of the Company according to their respective rights and preferences. For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

Dividends Payable On Shares of Series B Preferred Stock

The holders of Series B Preferred Stock are entitled to receive, if and when declared by our Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period during the five year period following December 19, 2008 and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on (1) the liquidation preference of $1,000 per share of Series B Preferred Stock and (2) the amount of accrued and unpaid dividends for any prior dividend period on such shares, if any, thereafter.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to the holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Board of Directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

Dividends on the Series B Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series B Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are required to provide written notice to the holders of shares of Series B Preferred Stock prior to the applicable dividend payment date if we determine not to pay any dividend or a full dividend with respect to the Series B Preferred Stock.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

In February 2010, the Board of Directors of First California and the Reserve Bank entered into an informal agreement. The informal agreement restricts, among other things, the ability of the Company to declare or pay dividends or make any other capital distributions without the prior written approval of the Reserve Bank.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series B Preferred Stock will rank (1) senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred Stock; and (2) at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock, referred to as parity stock, including shares of our Series A Preferred Stock then outstanding, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of the Company.

So long as any share of Series B Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been contemporaneously declared and paid in full, no dividend or distribution may be declared or paid on shares of common stock or any other shares of junior stock, other than a dividend payable solely in shares of common stock. In addition, we may not repurchase, redeem or otherwise acquire for consideration any shares of common stock or other junior stock unless all accrued and unpaid dividends for all past dividend periods on the Series B Preferred Stock are fully paid, other than: (1) redemptions, purchases or other acquisitions of shares of common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan; (2) any dividends or distributions of rights or junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (3) the acquisition by the Company of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than the Company or any of its subsidiaries), including as trustees or custodians; and (4) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 19, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends on the Series B Preferred Stock and any other parity stock are not paid, or declared and funds set aside therefor, all dividends paid or declared with respect to the Series B Preferred Stock and any other parity stock will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series B Preferred Stock, from time to time out of any funds legally available for such payment, and the holders of Series B Preferred Stock will not be entitled to participate in any such dividends.

Redemption

The Series B Preferred Stock may not be redeemed prior to February 15, 2012, except with the proceeds from one or more “qualified equity offerings” which results in aggregate gross proceeds to the Company of not less than $6,250,000, which equals 25% of the aggregate liquidation amount of the Series B Preferred Stock on the date of issuance. A “qualified equity offering” means the sale and issuance by the Company to persons other than the Company or any of its subsidiaries after December 19, 2008 of Tier 1 qualifying perpetual preferred stock or common stock for cash. Qualified equity offerings do not include sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. In such a case, we may redeem the Series B Preferred Stock, subject to the approval of the appropriate federal banking agency, in whole or in part, at any time and from time to time, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings.

On or after February 15, 2012, the Series B Preferred Stock may be redeemed, in whole or in part, at any time and from time to time, at the Company’s option. All such redemptions will be at 100% of its issue price, plus any accrued and unpaid dividends, and will be subject to the approval of the appropriate federal banking agency. Following any such redemption by the Company, we will have the right to repurchase any of our other equity securities held by the U.S. Treasury at fair market value. In connection with the adoption of the ARRA, subject to the approval of the U.S. Treasury and the appropriate federal banking agency, we may repurchase the Series B Preferred Stock at any time regardless of whether or not we have replaced such funds from any other source.

The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series B Preferred Stock have no right to require the redemption or repurchase of the Series B Preferred Stock.

If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata or in such other manner as the Board of Directors may determine to be fair and equitable.

We will mail notice of any redemption of Series B Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing must be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing or provision of the notice, to any holder of shares of Series B Preferred Stock designated for redemption will not affect the redemption of any other Series B Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series B Preferred Stock are to be redeemed, and the number of shares of Series B Preferred Stock to be redeemed (and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from the holder).

Shares of Series B Preferred Stock that are redeemed, repurchased or otherwise acquired by the Company will revert to authorized but unissued shares of our preferred stock.

Treasury Warrant

In connection with the U.S. Treasury’s purchase of our Series B Preferred Stock, we issued to the U.S. Treasury, or the warrantholder, a warrant exercisable for 599,042 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $6.26 per share, referred to as the Warrant. The Warrant may be exercised at any time on or before 5:00 p.m., New York City time, on December 19, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant together with payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price.

Rights as a Stockholder

The warrantholder will have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

The Warrant, and all rights under the Warrant, are transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.    The number of shares for which the Warrant may be exercised, and the exercise price of the Warrant, will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment.    Until the earlier of December 19, 2011 and the date the initial warrantholder no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances: (1) as consideration for or to fund the acquisition of businesses and/or related assets; (2) in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors; (3) in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and (4) in connection with the exercise of preemptive rights on terms existing as of December 19, 2008.

Other Distributions.    If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such a distribution.

Certain Repurchases.    If we effect a pro rata repurchase of common stock, then both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

Business Combinations.    In the event of a merger, consolidation or similar transaction involving the Company and requiring stockholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the Warrant will convert into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents and Law

The following is a summary of certain provisions of law and our amended and restated certificate of incorporation and amended and restated by-laws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a stockholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our stockholders. This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced.

With respect to our charter documents, while such provisions might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our stockholders generally and to provide our Board of Directors and stockholders a reasonable opportunity to evaluate and respond to such unsolicited acquisition proposals.

Charter Documents

Our authorized shares of common stock or preferred stock may be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. Our Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. Our amended and restated by-laws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by stockholders of business to be acted upon at any annual or special meeting of stockholders.

California and Federal Banking Law and Delaware Law

The following discussion is a summary of certain provisions of California and federal law and regulations and the DGCL which may be deemed to have “anti-takeover” effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Department of Financial Institutions has approved such acquisition of control. A person would be deemed to have acquired control of First California Bank if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of First California Bank, or (2) to direct or cause the direction of the management and policies of First California Bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control First California Bank.

We are a Delaware corporation that is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes certain mergers, asset or stock sales and other transactions involving the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person that, together with that entity’s or person’s affiliates and associates, owns (or within the previous three years did own) 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 could prohibit or delay a merger or other takeover attempt and, accordingly, may discourage attempts to acquire us.

U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS

The following is a discussion of the material United States federal income tax consequences of an investment in our common stock by a holder that, for United States federal income tax purposes, is not a “United States person” (as defined below) (a “Non-United States Holder”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships, and tax-exempt organizations) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any (i) United States federal income tax consequences to a Non-United States Holder that (A) is engaged in the conduct of a United States trade or business and acquires our common stock in connection therewith, or (B) is a nonresident alien individual and such holder is present in the United States for 183 or more days during the taxable year, and (ii) state, local, or foreign tax considerations. This discussion assumes that an investor will hold our common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and foreign income tax considerations of an investment in our common stock.

For purposes of this discussion, a “United States person” is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the applicable United States Treasury regulations.

If a partnership is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

Dividends

Dividends paid in cash to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30%. Non-United States Holders should consult any applicable income tax treaties that may provide for a reduction in, or exemption from, withholding taxes. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim such treaty benefits.

Gain on Sale, Exchange or other Disposition

A Non-United States Holder will generally not be subject to United States federal income tax on gain realized on a sale, exchange or other disposition of our common stock unless we are or have been a “United States real property holding corporation” at any time within the shorter of the five-year period ending on the date of such sale, exchange or other disposition or the period that such Non-United States Holder held our common stock and either (a) our common stock was not regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other disposition occurs, or (b) the Non-United States Holder owns or owned (actually or constructively) more than five percent of our common stock at any time during the preceding five years. We believe that we are not a United States real property holding corporation, and we do not anticipate becoming a United States real property holding corporation.

Backup Withholding and Information Reporting

In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a Non-United States Holder if the holder has provided the required certification that such holder is a Non-United States Holder and neither we nor our paying agents have actual knowledge or reason to know otherwise. In addition, backup withholding will generally not apply to proceeds derived from the sale of common stock paid to a Non-United States Holder if the holder has provided the required certification that such holder is a Non-United States Holder and the paying agent does not have actual knowledge or reason to know otherwise.

Generally, we must report to the Internal Revenue Service the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. This information reporting requirement will apply even if no tax was required to be withheld.

Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder may be refunded, or credited against the holder’s United States federal income tax liability, provided that certain required information is provided to the Internal Revenue Service.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc., as sole underwriter. We have entered into an underwriting agreement with Keefe, Bruyette & Woods, dated March 18, 2010, or the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, the underwriter has agreed to purchase 14,400,000 shares of common stock from us.

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriter.

In connection with this offering, the underwriter or securities dealers may distribute prospectuses electronically.

Over-allotment option

We have granted the underwriter an option to buy 2,160,000 additional shares of our common stock. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriter has 30 days from the date of this prospectus to exercise this option.

Commissions and discounts

Shares of common stock sold by the underwriter to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriter to securities dealers may be sold at a discount of up to $0.09 per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriter.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriter, assuming both no exercise and full exercise of the underwriter’s option to purchase an additional 2,160,000 shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$0.15	$0.15
Total	$2,160,000	$2,484,000

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the underwriter, will be approximately $825,000.

No sales of similar securities

We and our executive officers, directors and 5% or greater stockholders have entered into lock-up agreements with the underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriter, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, the underwriter may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the underwriter and its affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the underwriter and its affiliates and controlling persons may be required to make in respect of those liabilities.

NASDAQ Global Market quotation

Our common stock is listed on the NASDAQ Global Market under the symbol “FCAL.”

Price stabilization, short positions and passive market making

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which may purchase shares through the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. The underwriter may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the underwriter may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The underwriter and its affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The underwriter and its affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the shares of common stock offered by this prospectus will be passed upon for the underwriter by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of First California appearing in our Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Moss Adams LLP, independent registered public accounting firm, as set forth in their report which is incorporated by reference in this prospectus. Our consolidated financial statements are incorporated herein by reference in reliance upon the reports of Moss Adams LLP given on their authority as experts in accounting and auditing.

14,400,000 Shares

Common Stock

Keefe, Bruyette & Woods

March 18, 2010